Akf 9-12-02

VF 9-12-02

SEC MAIL PROCESSING RECEIVED SEP 0 9 2002 WASH., D.C. 161 SECTION

02053298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bodington & Company (a California corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street, Suite 630

(No. and Street)

San Francisco, California 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington (415) 391-3280

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kinkade, Stephen Roy

(Name — *if individual, state last, first, middle name*)

100 Palm Avenue, San Rafael, CA 94901

(Address) (City) (State) (Zip Code)

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodington & Company (a California corporation), as of May 31, 2002, ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

Signature

Pres.

Title

Notary Public

MANUEL MORENO
Commission # 1361211
Notary Public - California
San Francisco County
My Comm. Expires Jun 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901

(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Bodington & Company (a California corporation):

I have audited the statement of financial condition of Bodington & Company (a California corporation) as of May 31, 2002, and the related statements of operations and changes in stockholder's equity and cash flows for the year ended May 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2002, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

July 26, 2002

Stephen R. Kinkade

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2002

ASSETS

Cash		$ 37,751
Receivable from clients		139,276
Less allowance for doubtful accounts		(12,000)
Furniture and equipment--at cost, less accumulated depreciation of $14,471		14,363
Prepaid expense		1,844
Investment		3,300
Receivable from officer		3,187
TOTAL		$187,721

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 8,336
Income taxes payable--deferred (Note 5)		34,066
Stockholder's equity (Note 3)		
Paid-in capital	$ 45,000	
Retained earnings	100,319	
Total stockholder's equity		145,319
TOTAL		$187,721

The accompanying notes are an integral part of this statement.

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2002

REVENUE	
Advisory	$265,989
Consulting and litigation support	278,451
Other	415
Total	544,855
EXPENSES	
Compensation and benefits	355,844
Regulatory	6,251
Other	119,009
Total	481,104
INCOME (LOSS) BEFORE PROVISION FOR TAXES ON INCOME	63,752
PROVISION FOR TAXES ON INCOME	
State franchise tax	5,629
Federal income tax	8,188
NET INCOME (LOSS)	$ 49,934

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2002

BALANCE, May 31, 2001	$ 95,385
Net income (loss)	49,934
BALANCE, May 31, 2002	$145,319

The accompanying notes are an integral part of these statements.

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2002

Cash flows from operating activities:		
Net income		$ 49,934
Adjustments to reconcile net income to cash flows from operating activities:		
Items charged to operations not requiring cash: Depreciation	$ 4,682	
Allowance for doubtful accounts	(3,500)	
Change in assets and liabilities:		
Increase in receivable from clients	(40,272)	
Increase in accounts payable	6,296	
Increase in income taxes payable	13,017	
Increase in receivable from officer	(3,187)	
Increase in prepaid expenses	(174)	
Net adjustments		(23,138)
Net cash from operating activities		26,796
Cash flows from investing activities:		
Purchase of furniture and equipment		(10,846)
Net increase in cash		15,950
Cash at May 31, 2001		21,801
Cash at May 31, 2002		$37,751

The sum of $800 was paid for income taxes during the year ended May 31, 2002. No cash was paid for interest during this period.

The accompanying notes are an integral part of this statement.

BODINGTON & COMPANY
(a California corporation)
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002

1. Organization and Broker-Dealer Registration

The Company was incorporated July 26, 1996, in the state of California. The Company's primary business is the rendering of management consulting services in the area of mergers and acquisitions, with a particular specialty in assisting clients in the United States with the financing, sale, and ownership restructuring of power-generation facilities. The Company was approved by the National Association of Securities Dealers effective November 29, 1996 to succeed to and continue the business of a proprietorship of the same name which had been in business since January, 1990, and registered as a broker-dealer in securities since 1993.

2. Significant Accounting Policies

Consulting fees are recorded as the related services are rendered and invoiced. Agency transactions in securities are recorded on the settlement date. Furniture and equipment are depreciated on a straight-line basis over five years.

3. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain both minimum net capital, as defined, and a maximum "net capital ratio", as defined. The values of these defined operating parameters may vary materially from day to day. At May 31, 2002, the Company's net capital was $24,789, which amount is $19,789 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15.00 to 1. At May 31, 2002, the Company's net capital ratio was 0.51 to 1.

4. Contractual Commitments

The Company occupies office space leased personally by its sole stockholder. The Company intends to pay all lease payments on that space. Rent expense for the period ended May 31, 2002 was $21,102.

5. Taxes on Income

The Company has elected to pay taxes on the cash basis of accounting. Deferred taxes arise due to timing differences between the accrual and cash bases of accounting. Income taxes payable at May 31, 2002 consist of the following:

	Current	Deferred	Total
California	$1,501	$10,677	$12,178
Federal	1,616	20,272	21,888
Total	$3,177	$30,949	$34,066

Substantially all deferred taxes arise due to the cash basis deferral of uncollected fees. In the computation of net capital (Note 3), the corresponding net receivables from clients ($127,276) are disallowed, but the deferred taxes ($29,768) related to the disallowed receivables are added back to stockholder's equity.

FOCUS REPORT - PART IIA   As of 05/31/02
Computation of Net Capital

Firm Name: Bodington & Company   Firm ID: 031353

1	Total ownership equity		145,319
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		145,319
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
	Deferred income taxes	$29,768	
			29,768
5	Total cap & allowable subloans		175,087
6	Deductions &/or charges		
A	Total non-allowable assets	149,970	
B	Secured demand note deficiency		
C	Cap chrgs for spot & commodity futures		
D	Other deduction &/or charges		-149,970
7	Other additions &/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		25,117
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	
	MONEY MARKET FUND	328	
			-328
10	Net Capital		24,789

FOCUS REPORT - PART IIA As of 05/31/02

Computation Of Basic Net Capital Requirement

Firm Name: Bodington & Company Firm ID: 031353

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	842
12	Minimum Dollar Requirement	5,000
13	Net Cap reqmt (greater of line 11 or 12)	5,000
14	Excess net capital	19,789
15	Exc net cap @ 1000% (net cap - 10% of AI)	23,526
	Computation of Aggregate Indebtedness	
16	Total AI liab from Balance Sheet	12,634
17	Add:	
A	Drafts for immediate credit	
B	Mkt val of sec borrowed where no equiv value is paid or credited	
C	Other unrecorded amounts	
	Description Amount	
19	Total Aggregate Indebtedness	12,634
20	Ratio of AI/NC	51
21	Percentage of debt to debt equity	

SCHEDULE II

BODINGTON & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
MAY 31, 2002

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
MAY 31, 2002

Not applicable.

SCHEDULE III

BODINGTON & COMPANY
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
MAY 31, 2002

Per original filing	$ 8,738
Audit adjustments:	
To add back deferred taxes related to disallowed assets	29,768
To decrease owner's equity by accruing additional liabilities and by correcting asset balances	(785)
To increase nonallowable assets	(12,604)
To correct haircuts on money market funds	(328)
Per this filing	$24,789

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
—
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Bodington & Company (a California corporation):

In planning and performing my audit of the financial statements of Bodington & Company for the period ended May 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, I did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control procedures and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Bodington & Company for the period ended May 31, 2002, and this report does not affect my report thereon dated July 26, 2002. Weaknesses noted include the following:

(1) The Company failed to periodically update its accrued liabilities, failed to correct errors discovered in its bank reconciliations, and failed to properly classify its credit card disbursements. These failures resulted in inaccuracies in the Company's net capital computations. The Company should improve its reporting of assets, liabilities and account classifications as required by generally accepted accounting principles and SEC rule 17a-5.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2002, to meet the Commission's objectives, except as noted in item (1) above.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

July 26, 2002